DILLON, BITAR & LUTHER, L.L.C.
                        200 Park Avenue, Suite 301
                       Florham Park, New Jersey 07932



                                     March 31, 2011


VIA EDGAR
Securities and Exchange Commission
Washington, D.C.

     Re:  Dataram Corporation - Registration on Form S-3 No. ______

Ladies and Gentlemen:

     Enclosed please find the above Registration Statement which is being filed by EDGAR. This Registration Statement registers up to $20,000,000.00 in common stock, debt, warrants and/or units of the issuer, to be issued in one or more offerings in the future.

     We hereby certify on behalf of the issuer, Dataram Corporation, that the issuer has instructed its bank to commence a wire transfer of $2,322.00 to the Commission's US Bank lockbox in payment of the filing fee for this Registration Statement, that the issuer will not countermand that instruction and that the issuer has adequate funds in its account to pay this amount.

                                     Very truly yours,

                                     /s/ CHARLES V. QUINN

                                     Charles V. Quinn